# Annual Report

## Cover Page

Name of issuer:

Offline Media, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NC

Date of organization: 2/23/2012

Physical address of issuer:

150 Fayetteville St Suite 300
Raleigh NC 27610

Website of issuer:

https://letsgetoffline.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

7

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $291,977.00 | $422,789.00 |
| Cash & Cash Equivalents: | $213,299.00 | $380,146.00 |
| Accounts Receivable: | $904.00 | $5,554.00 |
| Current Liabilities: | $615,794.00 | $510,999.00 |
| Non-Current Liabilities: | $0.00 | $0.00 |
| Revenues/Sales: | $1,937,619.00 | $1,453,228.00 |
| Cost of Goods Sold: | $250,104.00 | $181,034.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($2,193,154.00) | ($1,679,944.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

Offline Media, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| David Shaner | CEO | Offline Media, Inc | 2012 |
| Michael M. Holt | CFO and COO | Buckner HeavyLift Cranes | 2012 |
| John B. Leath Jr. | CEO / Owner | Acucote | 2012 |
| Roger Gant III | Retired | Retired | 2014 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| David Shaner | CEO | 2012 |
| George (Page) West | Engineering Lead | 2013 |
| Taylor Smith | COO | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|

<center>No principal security holders.</center>

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

The Company's future success depends on the continued services and performances of key management, consultants and advisor. Also, the Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Offline's user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

The Company relies on Amazon Web Services for hosting and other third party technology vendors such as Stripe for payments and financial services. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 1,700,000 | 270,022 | Yes ⌄ |
| Preferred Stock | 1,274,047 | 1,274,047 | Yes ⌄ |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | 532,756 |

24. Describe the material terms of any indebtedness of the issuer:

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 7/2022 | Section 4(a)(2) | Preferred stock | $399,028 | General operations |
| 9/2022 | Regulation Crowdfunding | Priced Round | $319,898 | General operations |
| 10/2022 | Regulation D, 506(c) | Priced Round | $1,680,102 | General operations |
| 2/2024 | Section 4(a)(2) | Preferred stock | $1,637,631 | General operations |
| 4/2024 | Regulation Crowdfunding | Priced Round | $360,021 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on

Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

A monthly subscription reimagining restaurant discovery

In 2011, the summer before my senior year, I started thinking about the biggest problems facing humanity over the next 100 years. In particular, our dehumanization through constant exposure to technology worried me because it seemed to have the least resistance and, back then, was also the least...
read more here: https://tinyurl.com/yc648v6h

**Milestones**

Offline Media, Inc. was incorporated in the State of North Carolina in February 2012.

Since then, we have:

- $2M annual recurring revenue, 100% y/y growth rate

- 10,000+ paying subscribers with a 87% gross margin

- 200+ restaurant partners with a 97% retention rate

- Proven playbook for scaling cities (Raleigh ➡ Charlotte ➡ Nashville ➡ Tampa Bay)

- Over 25,000 on the waitlist to join next 3 expansion cities (Austin, Denver, Orlando)

- Investors: ex-CEO ANGI (IPO), CEO GDC (9-figure exit), CEO Pendo ($1BN valuation), Tweener Fund

- Last Wefunder campaign was fastest in North Carolina history. Majority of investors = subscribers.

**Historical Results of Operations**

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $1,937,619 compared to the year ended December 31, 2023, when the Company had revenues of $1,453,228. Our gross margin was 87.09% in fiscal year 2024, and 87.54% in 2023.

- *Assets.* As of December 31, 2024, the Company had total

assets. As of December 31, 2024, the Company had total assets of $291,977, including $213,299 in cash. As of December 31, 2023, the Company had $422,789 in total assets, including $380,146 in cash.

- *Net Loss.* The Company has had net losses of $2,193,154 and net losses of $1,679,944 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.
- *Liabilities.* The Company's liabilities totaled $615,794 for the fiscal year ended December 31, 2024 and $510,999 for the fiscal year ended December 31, 2023.

**Liquidity & Capital Resources**

To-date, the company has been financed with $195,700 in debt and $5,322,119 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Offline Media, Inc. cash in hand is $214,655, as of March 2025. Over the last three months, revenues have averaged $143,867/month, cost of goods sold has averaged $17,350/month, and operational expenses have averaged $154,223/month, for an average burn rate of $27,706 per month. Our intent is to be profitable in 12 months.

Since the last financial reporting period, the most significant change has been our second round of layoffs in December 2024, which was a strategic move to align our expenses with revenue and extend our runway. These reductions lowered our operating expenses but are not yet reflected in the reported financials. Their impact will be fully visible in the January 2025 financials, where we have already begun to see a healthy swing toward profitability as a direct result of a more streamlined cost structure.

Additionally, we have been experimenting with new pricing structures to enhance both conversion rates and long-term retention. We've introduced tiered pricing models, annual-first incentives, and new product features to strengthen the core membership offering. These tests are ongoing, but early results suggest an opportunity to increase revenue per Member and reduce churn, both of which are crucial levers on our path to profitability.

We are also refining our restaurant acquisition strategy to optimize growth in both new and existing markets. By leveraging B2B2C partnerships with restaurant operators and implementing new outbound strategies, we expect to increase the number of high-quality restaurants participating in Offline while simultaneously reducing the cost of partner acquisition.

In the next three to six months (Q1–Q2 2025), we expect revenue to remain relatively stable with moderate upside potential, driven by improvements in pricing strategy, engagement metrics, and a more optimized user acquisition funnel. We are no longer relying on paid ad spend as our primary growth driver, which means our acquisition costs have dropped significantly, and our primary focus is now leveraging organic and referral-driven growth.

On the expense side, our cost structure has stabilized following the December 2024 layoffs. We are now operating with a leaner team, and our monthly burn rate has decreased significantly. We expect to hold operating expenses steady, allowing any incremental revenue growth to move us closer to breakeven.

Given this trajectory, we believe that Offline does not require additional funding to achieve profitability under our current growth model. However, if we were to raise further capital, it would be a relatively small amount to accelerate growth initiatives, rather than a necessity for survival.

Offline is not yet profitable, but we are trending in the right direction. The recent layoffs and cost optimizations have created a path to profitability within the next two to three quarters (mid-to-late 2025). If our current experiments in pricing, member engagement, and restaurant partnerships prove successful, we anticipate hitting profitability without the need for additional external capital.

Beyond the funds raised through WeFunder, we have also received capital from Reg D investors, including experienced operators from relevant industries, as well as internal financing through careful cash flow management and revenue optimization.

To cover short-term burn, we have significantly reduced our reliance on paid advertising and are prioritizing profitable growth over aggressive expansion. Additionally, our shift toward annual-first membership acquisition has provided strong upfront cash flow, which helps fund operations without requiring outside capital.

Our focus is on stabilizing core metrics, ensuring that each market contributes positively to our bottom line, and leveraging our existing restaurant network to drive sustainable, long-term growth.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, David Shaner, certify that:

(1) the financial statements of Offline Media, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Offline Media, Inc. included in this Form reflects accurately the information reported on the tax return for Offline Media, Inc. filed for the most recently completed fiscal year.



*David Shaner*
CEO

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

## ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://letsgetoffline.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

## APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

David Shaner
George (Page) West
John B. Leath Jr.
Michael M. Holt
Roger Gant III
Taylor Smith

Appendix E: Supporting Documents

ttw_communications_149563_175957.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    SPV Subscription Agreement

    Offline Media, Inc. Preferred Stock Subscription Agreement 2024

Appendix C: Financial Statements

    Financials 1

    Financials 2

    Financials 3

    Financials 4

    Financials 5

Appendix D: Director & Officer Work History

    David Shaner

    George (Page) West

    John B. Leath Jr.

    Michael M. Holt

    Roger Gant III

    Taylor Smith

Appendix E: Supporting Documents

    ttw_communications_149563_175957.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Offline Media, Inc.

By

David Shaner

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

David Shaner

Founder & CEO
4/1/2025

John B Leath Jr

Director
4/1/2025

Michael Holt

Director
4/2/2025

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar*

*functions.*

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.